                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              PETROLITE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  CAPITAL STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                   716723 10 1
                                 --------------
                                 (CUSIP Number)

                           Wm. S. Barnickel & Company
                               c/o Jules Chasnoff
                          Lowenhaupt & Chasnoff, L.L.C.
                          10 South Broadway, Suite 600
                            St. Louis, MO 63102-1733
                                 (314) 241-5950
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

        Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                              (Page 1 of 26 pages)
---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 2 of 26 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wm. S. Barnickel & Company  43-6029518
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]  [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER         5,337,360 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER    5,337,360 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]  [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 3 of 26 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NationsBank Corporation    56-0906609
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    North Carolina Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,558,332 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,547,702 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]  [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 4 of 26 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Trust Company 43-0497480
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER           124,101  shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,434,231 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       16,167 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,531,535 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778  (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]  [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    BK
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 5 of 26 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o John S. Lehmann, Jr.  43-6401897
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]  [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]  [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 6 of 26 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o Frederick W. Lehmann III  43-6401898
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]  [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]  [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1              SCHEDULE 13D               Page 7 of 26 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Genevieve J. Brown  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]  [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER             5,846 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,375,850 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER        5,846 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,375,850 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]  [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 8 of 26 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael V. Janes  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]  [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER                 200 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         5,375,063 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER            200 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    5,425,463 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]  [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 9 of 26 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William B. Janes  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]  [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               23,400 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER          5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          23,400 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER     5,337,360 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 10 of 26 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Fairfax F. Pollnow  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]  (b) [ ]  (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]  [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               3,000 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          3,000 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    5,337,360 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 11 of 26 Pages
--------------------------------------------------------------------------------

INTRODUCTORY NOTE.

        This statement is filed on behalf of Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel Company"); NationsBank Corporation, a North Carolina corporation ("NationsBank"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC");The John S. Lehmann Trust f/b/o John S. Lehmann, Jr. ("Lehmann Trust I") and The John S. Lehmann Trust f/b/o Frederick W. Lehmann III ("Lehmann Trust II") (Lehmann Trust I and Lehmann II are hereinafter referred to collectively as the "Lehmann Trusts") established under the Indenture of Trust of John S. Lehmann dated July 8, 1959, as amended; Genevieve
J. Brown, Michael V. Janes, and William B. Janes (Genevieve J. Brown, Michael V. Janes and William B. Janes are referred to herein collectively as the "Janeses") and Fairfax F. Pollnow. NationsBank, BTC, Barnickel Company, Lehmann Trust I, Lehmann Trust II, Genevieve J. Brown, Michael V. Janes, William B. Janes and Fairfax F. Pollnow are hereinafter referred to as the "Reporting Persons."

        This Amendment No. 8 is being filed on behalf of the Reporting Persons and supplements and amends the information set forth in Schedule 13D filed on February 24, 1994, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 filed on, respectively, April 8, 1994, July 11, 1994,
December 9, 1994, February 10, 1995, June 8, 1995, November 12, 1996 and November 27, 1996 previously filed by the Reporting Persons and The William S. Barnickel Testamentary Trust, a former Missouri trust (the "Barnickel Trust").

        The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares of capital stock of Petrolite Corporation ("Capital Stock") indicated below.

        Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information as to any other signatory.


ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby supplemented as follows:

        NationsBank Corporation, a North Carolina corporation, is a registered bank holding company with its principal executive office at NationsBank Corporate Center, Charlotte, North Carolina 28255.

        BTC is a subsidiary of NationsBank with its principal executive office at 100 North Broadway, St. Louis, MO 63102. BTC and its affiliated banks' trust departments offer investment and trust services to a broad range of individuals and institutional clients.

        Attached hereto as Schedules I and II is the information required by Items 2(a) - (c) and 2(f) with respect to (i) each director and executive officer of NationsBank and (ii) each directorand executive officer of BTC. To the best knowledge of NationsBank and BTC, no other corporation or other person is ultimately in control of NationsBank or BTC.

        Neither NationsBank Corporation nor BTC, nor to the best of their knowledge any person listed on Schedule I or II hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 12 of 26 Pages
--------------------------------------------------------------------------------

such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

        This statement is being filed while the Reporting Persons are in the process of verifying information required herein from directors and executive officers of NationsBank and BTC. If the Reporting Persons obtain information that would cause a change in the information contained in this statement on Amendment No. 8 of Schedule 13D, an amendment to this statement will be filed which will set forth such change in information.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented as follows:

        NationsBank acquired beneficial ownership of the shares of Capital Stock of the Petrolite Corporation formerly beneficially owned by Boatmen's Bancshares, Inc. as a result of the acquisition of Boatmen's Bancshares, Inc. by NationsBank Corporation on January 7, 1997. (See Item 4 below for details).


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

        NationsBank Corporation, a North Carolina corporation, completed the acquisition of Boatmen's Bancshares, Inc., a Missouri corporation, on January 7, 1997, pursuant to an Agreement and Plan of Merger, dated as of August 29, 1996, as amended (the "Merger Agreement"). The Merger Agreement provided for the merger of Boatmen's Bancshares, Inc. into NationsBank Corporation. As a result of the completion of the merger the shares of Capital Stock of the Petrolite Corporation formerly beneficially owned by Boatmen's Bancshares, Inc. are now beneficially owned by NationsBank Corporation.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented and amended as follows:

        To the best knowledge of NationsBank and BTC, none of the directors or executive officers of NationsBank or BTC beneficially own any shares of Capital Stock of the Company, except as set forth in Schedule V.

        Information concerning the percentage of outstanding shares of Capital Stock beneficially owned is based on 11,364,448 shares of Capital Stock outstanding as of January 3, 1997, as reported in the Company's Annual Report on Form 10-K for the period ended October 30, 1996.
 The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares of Capital Stock indicated below.

               (a) The Reporting Persons may be deemed collectively to beneficially own 5,590,778 shares of Capital Stock, or 49.19% by reason of their potential group status. Independently of such potential group status,

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 13 of 26 Pages
--------------------------------------------------------------------------------

NationsBank and BTC may be deemed to beneficially own 220,972 shares of Capital Stock, or 1.94%.

               Each of the Reporting Persons disclaims group status and beneficial ownership with respect to the shares of Capital Stock, other than 5,337,360 shares of Capital Stock owned by Barnickel Company, beneficially owned by certain members of the group.

               (b) Independently of any potential group status, NationsBank as the beneficial owner of 90% of the outstanding capital stock of BTC may be deemed to have shared voting power over 220,972 shares of capital stock of the Company and shared dispositive power over 210,342 shares of capital stock of the Company. Of the 220,972 shares of capital stock of the Company it may be deemed to beneficially own, BTC has sole voting power over 124,101 shares of capital stock of the Company; shared voting power over 96,871 shares of capital stock of the Company; sole dispositive power over 16,167 shares of capital stock of the Company; and shared dispositive power over 194,175 shares of capital stock of the Company.

               Taking into consideration potential group status with Barnickel Company, NationsBank has shared voting power over 5,558,332 shares of Capital Stock and shared dispositive power over 5,547,702 shares of Capital Stock. BTC has sole voting power over 124,101 shares of Capital Stock; shared voting power over 5,434,231 shares of Capital Stock; sole dispositive power over 16,167 shares of Capital Stock; and shared dispositive power over 5,531,535 shares of Capital Stock.

               (c) All transactions in the Capital Stock of the Company that were effected during the past 60 days (computed back from January 15, 1997) by the Reporting Persons are set forth on Schedule VIII hereto and are incorporated herein by reference. To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II or III has effected any transactions in the Capital Stock of the Company during the past 60 days, except as shown on
Schedule VIII.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following additional exhibits are filed with this Amendment No. 8:

        Exhibit 1. Power of Attorney of NationsBank Corporation

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 14 of 26 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate, dated in each case as of January 30, 1997.

                                        NATIONSBANK CORPORATION

                                        /S/ BRUCE L. TALEN
                                        ----------------------------------------
                                        Signature

                                        Bruce L. Talen, Attorney-in-Fact
                                        ----------------------------------------
                                        (Name/Title)

                                        BOATMEN'S TRUST COMPANY

                                        /S/ BRUCE L. TALEN
                                        ----------------------------------------
                                        Signature

                                        Bruce L. Talen, Vice President
                                        ----------------------------------------
                                        (Name/Title)

                                        WM. S. BARNICKEL & COMPANY

                                        /S/ BRUCE L. TALEN
                                        ----------------------------------------
                                        Signature

                                        Bruce L. Talen, Attorney-in-Fact
                                        ----------------------------------------
                                        (Name/Title)

                                        JOHN S. LEHMANN TRUST F/B/O
                                        FREDERICK W. LEHMANN III

                                        By: Boatmen's Trust Company, Trustee

                                        By: /S/ BRUCE L. TALEN
                                        ----------------------------------------
                                        Bruce L. Talen, Vice President

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 15 of 26 Pages
--------------------------------------------------------------------------------

                                        JOHN S. LEHMANN TRUST F/B/O
                                        JOHN S. LEHMANN, JR.

                                        By: Boatmen's Trust Company, Trustee

                                        By: /S/ BRUCE L. TALEN
                                        ----------------------------------------
                                        Bruce L. Talen, Vice President

                                        /S/ GENEVIEVE J. BROWN*
                                        ----------------------------------------
                                        Genevieve J. Brown

                                        /S/ MICHAEL V. JANES*
                                        ----------------------------------------
                                        Michael V. Janes

                                        /S/ WILLIAM B. JANES*
                                        ----------------------------------------
                                        William B. Janes

                                        /S/ FAIRFAX F. POLLNOW*
                                        ----------------------------------------
                                        Fairfax F. Pollnow

*  By:  /S/ BRUCE L. TALEN
   -----------------------------------
   Bruce L. Talen, as attorney-in-fact

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 16 of 26 Pages
--------------------------------------------------------------------------------

                               INDEX OF SCHEDULES

Schedule I     Directors and Executive Officers of NationsBank Corporation

Schedule II    Directors and Executive Officers of BTC

Schedule V Interest in Securities of the Company of Directors and Executive Officers of NationsBank Corporation and BTC

Schedule VIII  Transactions During the Past Sixty Days

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 17 of 26 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF NATIONSBANK

        The following information completely replaces Schedule I to the Schedule 13D, as amended, and lists the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than NationsBank Corporation), and citizenship of each of the directors and executive officers of NationsBank Corporation:

                            DIRECTORS OF NATIONSBANK*
                          Business Address of Individual and
                          the Organization with which             Present Principal Occupation
Name                      Individual is Principally Employed      or Employment
------------------------  --------------------------------------  --------------------------------

Ronald W. Allen           Hartsfield Atlanta Int'l Airport        Chairman of the Board,
                          Atlanta, GA 30320                       President and Chief Executive
                                                                  Officer, Delta Airlines, Inc.

Ray C. Anderson           2859 Paces Ferry Rd.                    Chairman, President and CEO,
                          Suite 2000                              Interface, Inc. (manufacturer)
                          Atlanta, GA  30339

William M. Barnhardt      6100 Fairview Road                      Chairman of the Board,
                          Suite 970                               Southern Webbing Mills, Inc.
                          Charlotte, NC  28210                    (textile manufacturing company)

B. A. Bridgewater, Jr.    8300 Maryland Ave.                      Chairman, President and Exec.
                          Clayton, MO  63105                      Officer, Brown Group, Inc.
                                                                  (footwear)

Thomas E. Capps           901 East Byrd Street                    Chairman of the Board,
                          Riverfront Plaza, West Tower            President and Chief Executive
                          Richmond, VA 23219-4072                 Officer, Dominion Resources,
                                                                  Inc. (electric utility holding
                                                                  company)

Charles W. Coker          North Second Street                     Chairman and Chief Executive
                          Hartsville, SC  29550                   Officer, Sonoco Products
                                                                  Company (manufacturer of
                                                                  paper and plastic products)

Thomas G. Cousins         2500 Windy Ridge Parkway
                          Suite 1600
                          Atlanta, GA  30339                      Chairman and Chief Executive
                                                                  Officer, Cousins Properties
                                                                  Incorporated (real estate
                                                                  development company)

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 18 of 26 Pages
--------------------------------------------------------------------------------
                          Business Address of Individual and
                          the Organization with which             Present Principal Occupation
Name                      Individual is Principally Employed      or Employment
------------------------  --------------------------------------  --------------------------------

Andrew B. Craig, III      One Boatmen's Plaza                     Chairman of the Board,
                          800 Market Street                       NationsBank Corporation
                          St. Louis, MO  63101

Alan T. Dickson           Suite 2000                              Chairman, Ruddick Corporation
                          Two First Union Center                  (diversified holding company)
                          Charlotte, NC  28282

W. Frank Dowd, Jr.        2109 Randolph Road                      Chairman of the Executive
                          Charlotte, NC  28207                    Committee, Charlotte Pipe &
                                                                  Foundry Company
                                                                  (manufacturer of cast iron and
                                                                  plastic pipe and fittings)

Paul Fulton               University of North Carolina            Dean, Kenan-Flagler Business
                          Campus Box 3490, Carroll Hall           School, University of North
                          Chapel Hill, NC  27599-3490             Carolina

Timothy L. Guzzle         702 North Franklin Street               Chairman of the Board and
                          Tampa, FL  33602                        Chief Executive Officer, TECO
                                                                  Energy, Inc. (electric utility
                                                                  holding company)

C. Ray Holman             7783 Forsyth Blvd.                      Chairman and CEO,
                          Clayton, MO  63105                      Mallinckrodt, Inc. (human and
                                                                  animal health care products and
                                                                  specialty chemicals)

W. W. Johnson             1301 Gervais Street                     Chairman of the Executive
                          Columbia, SC  29201                     Committee, NationsBank
                                                                  Corporation

Hugh L. McColl, Jr.       NationsBank Corporate Center            Chief Executive Officer,
                          Charlotte, NC  28255                    NationsBank Corporation

Russell W. Meyer, Jr.     #1 Cessna Blvd.                         Chairman and CEO, The Cessna
                          Wichita, KS  67215                      Aircraft Company (general
                                                                  aircraft manufacturer)

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 19 of 26 Pages
--------------------------------------------------------------------------------
                          Business Address of Individual and
                          the Organization with which             Present Principal Occupation
Name                      Individual is Principally Employed      or Employment
------------------------  --------------------------------------  --------------------------------

John J. Murphy            4324 Bordeaux Ave.                      Retired, Chairman of the Board,
                          Dallas, TX  75205                       Dresser Industries, Inc.
                                                                  (supplier of engineered products
                                                                  and services utilized in energy-
                                                                  related activities)

Richard B. Priory         422 S. Church St.                       President and COO, Duke
                          Charlotte, NC  28242-0001               Power Company (public utility
                                                                  company)

John C. Slane             313 South Centennial                    President, Slane Hosiery Mills,
                          High Point, NC  27260                   Inc. (manufacturer of textile
                                                                  products)

O. Temple Sloan, Jr.      2635 Millbrook Rd.                      Chairman, General Parts, Inc.
                          Raleigh, NC  27611                      (distributor  of automatic
                                                                  replacement parts)

John W. Snow              901 East Cary Street                    Chairman of the Board,
                          One James Center, 20th Floor            President and Chief Executive
                          Richmond, VA  23219                     Officer, CSX Corporation
                                                                  (transportation company)

Meredith R. Spangler      400 East Franklin Street                Trustee and Board Member
                          Chapel Hill, NC  27514

Robert H. Spilman         235 Main Street                         Chairman of the Board and
                          Bassett, VA  24055                      Chief Executive Officer, Bassett
                                                                  Furniture Industries, Inc.
                                                                  (furniture manufacturer)

Albert E. Suter           8000 West Florissant                    Director, Senior Vice Chairman
                          St. Louis, MO  63136                    and Chief Operating Officer,
                                                                  Emerson Electric Co.
                                                                  (manufacturer of electrical and
                                                                  electronic products)

Ronald Townsend           1100 Wilson Boulevard                   President/Gannett Television
                          Arlington, VA  22234                    (communications company)

E. Craig Wall, Jr.        2431 Highway 501                        President, Canal Industries, Inc.
                          Conway, SC  29526                       (forest products)

Jackie M. Ward            Building G, Fourth Floor                President and Chief Executive
                          5775 Peachtree-Dunwoody Road            Officer, Computer Generation
                          Atlanta, GA  30342                      Incorporated (computer software
                                                                  company)

Virgil R. Williams        2076 West Park Pl.                      Chairman and CEO, Williams
                          Stone Mountain, GA  30087               Group Int'l, Inc. (industrial
                                                                  contracting)

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 20 of 26 Pages
--------------------------------------------------------------------------------

                  ADDITIONAL EXECUTIVE OFFICERS OF NATIONSBANK*
                          Business Address of Individual and
                          the Organization with which             Present Principal Occupation
Name                      Individual is Principally Employed      or Employment
------------------------  --------------------------------------  --------------------------------

Fredric J. Figge, II      NationsBank Corporate Center            Chairman, Corporate Risk
                          Charlotte, NC  28255                    Policy, NationsBank
                                                                  Corporation

James H. Hance, Jr.       NationsBank Corporate Center            Vice Chairman and Chief
                          Charlotte, NC  28255                    Financial Officer, NationsBank
                                                                  Corporation

Kenneth D. Lewis          NationsBank Corporate Center            President, NationsBank
                          Charlotte, NC  28255                    Corporation

Marc D. Oken              NationsBank Corporate Center            Executive Vice President and
                          Charlotte, NC  28255                    Chief Accounting Officer,
                                                                  NationsBank Corporation

F. William Vandiver       NationsBank Corporate Center            President, Global Finance,
                          Charlotte, NC  28255                    NationsBank Corporation

---------------

* To the best knowledge of NationsBank, each of the listed directors and executive officers is a citizen of the United States.


CUSIP No. 716723 10 1             SCHEDULE 13D               Page 21 of 26 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE II

                     DIRECTORS AND EXECUTIVE OFFICERS OF BTC

        The following information completely replaces Schedule II to the
Schedule 13D, as amended, and lists the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than NationsBank or BTC), and citizenship of each of the directors and executive officers of BTC:

        HOWARD F. BAER, Director of BTC; Private Investor, 232 N. Kingshighway, Suite 504, St. Louis, MO 63108; U.S.A.

        CLARENCE C. BARKSDALE, Director of BTC; Vice Chairman, Washington University, 1130 Hampton Avenue, St. Louis, MO 63139; U.S.A.

        GERALD D. BLATHERWICK, Director of BTC; Retired Vice Chairman - Human Resources and Corporate Communications - Southwestern Bell Corporation, 26 Fordyce Lane, St. Louis, MO 63124; U.S.A.

        MARY JANE BLOCK, Executive Vice President of BTC;  U.S.A

        STEPHEN F. BRAUER, Director of BTC; President, Hunter Engineering Company, an engineering company; 11250 Hunter Drive, Bridgeton, MO 63044; U.S.A.

        LYLE W. BRIZENDINE, Executive Vice President of BTC; U.S.A.

        MARY LEYHE BURKE, PH.D., Director of BTC; Head of School, Whitfield School; a private secondary school; 175 South Mason Road, St. Louis, MO 63141; U.S.A.

        J.J. LANDERS CARNAL, Executive Vice President of BTC; Switzerland and U.S.A.

        ANDREW B. CRAIG, III, Director of BTC; Chairman of the Board NationsBank; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

        DONALD DANFORTH, JR., Director of BTC; President, Danforth Agri-Resources, Inc., a diversified investments and management company; 700 Corporate Park Drive, Suite 330, St. Louis MO 63105; U.S.A.

        JOHN C. DANFORTH, Partner, Bryan Cave LLP, One Metropolitan Square, 211
N. Broadway, Suite 3600, St. Louis, MO 63102; U.S.A.

        THOMAS S. DARNALL, JR. Executive Vice President of BTC; U.S.A.

        MARTIN E. GALT, III, Director of BTC; Chairman, Chief Executive Officer and President, BTC; U.S.A.

        A. WILLIAM HAGER, Director of BTC; Chairman of the Board, Hager Hinge Company; a hinge manufacturing company; 139 Victor Street, St. Louis, MO 63104; U.S.A.

        SAMUEL B. HAYES, III, Director of BTC; Chairman of the Board, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 22 of 26 Pages
--------------------------------------------------------------------------------

        ROBERT B. HOFFMAN, Senior Vice President and Chief Financial Officer, Monsanto Company, 800 North Lindbergh Blvd., St. Louis, MO 63167; U.S.A.

        ROBERT E. KRESKO, Director of BTC; Retired Partner, Trammell Crowe Company, a real estate development company; Pierre Laclede Center, 7701 Forsyth Blvd., Suite 680, St. Louis, MO 63105; U.S.A.

        JOHN PETERS MACCARTHY, Director and Retired Chairman and Chief Executive Officer of BTC; U.S.A.

        JAMES S. MCDONNELL III, Director of BTC; Retired Vice President, McDonnell Douglas Corporation; 40 Glen Eagles Drive, St. Louis, MO 63124; U.S.A.

        JOHN B. MCKINNEY, Director of BTC; President & Chief Executive Officer, Laclede Steel Company; a steel manufacturer; One Metropolitan Square, 15th Floor, St. Louis, MO 63102; U.S.A.

        REUBEN M. MORRISS, III, Retired Vice Chairman of BTC; 10048 Litzsinger Rd., St. Louis, MO 63124; U.S.A.

        WILLIAM C. NELSON, Director of BTC; Chairman, President and Chief Executive Officer, Boatmen's First National Bank of Kansas City; 10th & Baltimore, P.O. Box 419038; Kansas City, MO 64183; U.S.A.

        KIMBERLY A. OLSON, Executive Vice President, Group One Capital, Inc., 1611 Des Peres Road, St. Louis, MO 63131; U.S.A.

        WILLIAM A. PECK, M.D., Director of BTC; Executive Vice Chancellor and Dean, Washington University School of Medicine, 660 South Euclid Avenue, Box 8106, St. Louis, MO 63110; U.S.A.

        W.R. PERSONS, Director of BTC; Retired Chairman and Chief Executive Officer, Emerson Electric Co.; 7811 Carondelet, Suite 201, St. Louis, MO 63105; U.S.A.

        JERRY E. RITTER, Director of BTC; Chairman of the Board, Kiel Center Partners, L.P., 1401 Clark Street, St. Louis, MO 63103; U.S.A.

        HUGH SCOTT, III, Director of BTC; Chairman and Chief Executive Officer, Western Diesel Services, Inc., an industrial company; 101 S. Hanley, Suite 1910, St. Louis, MO 63105; U.S.A.

        RICHARD W. SHOMAKER, Director of BTC; Consultant, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

        BRICE R. SMITH, JR., Director of BTC; Chairman of the Board, Sverdrup Corporation, an engineering and design company; 13723 Riverport Drive, Maryland Heights, MO 63043; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 23 of 26 Pages
--------------------------------------------------------------------------------

        WILLIAM D. STAMPER, Director of BTC; President, W.D. Stamper Company, a small capitalization investment company; 7777 Bonhomme, Suite 1006, St. Louis, MO 63105; U.S.A.

        V. RAYMOND STRANGHOENER, Executive Vice President, General Counsel and Secretary of BTC.

        JANET MCAFEE WEAKLEY, Director of BTC; Chairman and Chief Executive Officer, Janet McAfee, Inc., a real estate brokerage company, 149 N. Meramac Ave., St. Louis, MO 63105; U.S.A.

        GORDON E. WELLS, Director of BTC; Retired Chairman of the Board, Boatmen's First National Bank of Kansas City; 3121 West 67th Terrace, Shawnee Mission, Kansas 66208; U.S.A.

        EUGENE F. WILLIAMS, JR., Director of BTC; Retired Chairman of the Board of Centerre Trust Company of St. Louis; 515 Olive Street, Suite 1505, St. Louis MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 24 of 26 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE V

        INTEREST IN SECURITIES OF THE COMPANY OF DIRECTORS AND EXECUTIVE
                         OFFICERS OF NATIONSBANK AND BTC

        To the best of the knowledge of NationsBank and BTC, none of the directors or executive officers of NationsBank or BTC beneficially own any shares of Capital Stock of the Company except as set forth below:

                                                        Sole          Shared
                       Sole Voting   Shared Voting   Dispositive    Dispositive
        Name              Power          Power          Power          Power
--------------------  -------------  -------------  -------------  -------------

Andrew B. Craig III       7,000            --            7,000          --
Samuel B. Hayes            --              --            1,000          --

---------------

* Includes 6,000 shares deemed to be beneficially owned pursuant to stock options that are presently exercisable.

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 25 of 26 Pages
--------------------------------------------------------------------------------

                                  SCHEDULE VIII

                    TRANSACTIONS DURING THE PAST SIXTY DAYS*

None

---------------

*Computed from January 15, 1997